Schedule 13G Douglas Ruth

Item 1.

(a) Lincoln Educational Services Corp
(b) 11407 Cronhill Drive, Suite A, Owings Mills, MD  21117

Item 2.

(a) Douglas Ruth
(b) 200 Executive Drive, Suite 340, West Orange, NJ  07052
(c) United States of America
(d) Common Stock, No Par Value
(e) 533535100

Item 3.

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4.

(a) 628,915
(b) 3%
(c)
(i). 64,250
(ii). 564,665
(iii). 64,250
(iv). 564,665

Item 5. 	N/A

Item 6. 	The number of shares beneficially owned over which Douglas
Ruth has shared power to vote, is an aggregate number based upon the shares owned directly by Mr. Ruth, as well as those shares held in discretionary accounts of customers of Lenox Capital Management, Inc., of which Douglas Ruth is the Sole Shareholder. Each of these individual customers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, based upon their own individual holdings.
No individual customer owns more than five percent of the class.

Item 7. 	N/A

Item 8. 	N/A

Item 9. 	N/A

Item 10. 	By signing below I certify that, to the best of
my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


11/10/2017
____________________________________
Date

Douglas Ruth
____________________________________
Signature

Douglas Ruth, President, Lenox Capital Management, Inc.
____________________________________
Name / Title


Schedule 13G Lenox Capital Management, Inc.

Item 1.

(a) Lincoln Educational Services Corp
(b) 11407 Cronhill Drive, Suite A, Owings Mills, MD  21117

Item 2.

(a) Lenox Capital Management, Inc. (EIN: 36-4255638)
(b) 200 Executive Drive, Suite 340, West Orange, NJ  07052
(c) United States of America
(d) Common Stock, No Par Value
(e) 533535100

Item 3.

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4.

(a) 564,665
(b) 2%
(c)
(i). 0
(ii). 564,665
(iii). 0
(iv). 564,665

Item 5. 	N/A

Item 6. 	The number of shares beneficially owned
over which Lenox Capital Management, Inc. has shared power to vote is an aggregate number based upon the shares held in discretionary accounts of customers of Lenox Capital Management, Inc. Each of these individual customers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, based upon their own individual holdings. No individual customer owns more than five percent of the class.

Item 7. 	N/A

Item 8. 	N/A

Item 9. 	N/A

Item 10. 	By signing below I certify that, to the best of
my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


11/10/2017
____________________________________
Date

Douglas Ruth
____________________________________
Signature

Douglas Ruth, President, Lenox Capital Management, Inc.
____________________________________
Name / Title